UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: September 12, 2007	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM SIGNS AGREEMENT TO ESTABLISH TELECOM JOINT VENTURE IN

VIETNAM

Moscow and New York (September 12, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced today that, in connection with the visit of the Prime Minister of Vietnam to Russia, the Company executed a Principal Agreement to establish a mobile telecommunications joint venture in Vietnam under the name of GTel Mobile. The other participants in the joint venture will be a company owned by the Ministry of Public Security of Vietnam and Millennium Global Solutions Group, Inc., a U.S. company.

The Principal Agreement contemplates that VimpelCom will invest up to $1 billion over the next several years in the development of a GSM mobile network and provide technical and operational expertise to the joint venture. In accordance with Vietnamese investment laws, VimpelCom will own a minority voting stake in the joint venture. However, the Principal Agreement contemplates that VimpelCom will hold a majority of the economic interest in the joint venture and will exercise significant influence over the joint venture’s operations.

Alexander Izosimov, CEO of VimpelCom said, “We are very excited about this transaction, our first expansion outside of Russia and the CIS. Vietnam is a very attractive market, with a growing population of approximately 85 million people and mobile penetration of approximately 32%. The country has joined the WTO and the economy is developing rapidly. Overall we view this as a great growth opportunity for VimpelCom and its shareholders.”

The establishment of the joint venture and the terms being discussed by the parties remain subject to negotiation and execution of final joint venture documents, receipt of regulatory approvals (including licenses and frequencies) and corporate approvals of the parties.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements address VimpelCom’s intention to negotiate and form a joint venture in the Republic of Vietnam, the proposed terms of the joint venture, the anticipated investment amounts and the intended benefits to VimpelCom. These statements are based on management’s best assessment of the joint venture transaction and involve risks and uncertainties. The effectiveness of the obligations in the Principal Agreement remain subject to further internal approval by the parties and the actual formation of the joint venture entity and the terms thereof are subject to execution of a final joint venture agreement and other definitive agreements satisfactory to the parties and the receipt of corporate and regulatory approvals, including the GSM license and the registration of the joint venture. There can be no assurance that the parties will be able to negotiate and execute definitive agreements or that the necessary corporate and regulatory approvals, including the GSM license, will be issued or that VimpelCom will be able to achieve its intended level of investment in the joint venture entity. Additionally, the outcome of the joint venture may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties and general economic developments in Vietnam and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 910-5977	Tel: 1(212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com